Exhibit 99.1

PRESS RELEASE

Gerdau S.A. through its wholly-owned subsidiary GTL Trade Finance Inc. issues US$ 1.0 billion 7.25% guaranteed bonds

Gerdau S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) announces today that it has launched and priced a ten-year bonds in the international capital markets through its wholly-owned subsidiary GTL Trade Finance Inc. The bonds will be unconditionally and irrevocably guaranteed by Gerdau’s Brazilian companies, namely Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A.

Final terms and conditions as of October 17, 2007:

Issuer	GTL Trade Finance Inc.

Guarantors	Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A.

Ratings	S&P: BBB- / Fitch: BBB-

Lead managers	ABN AMRO Incorporated / HSBC Securities (USA) Inc. / J.P. Morgan Securities Inc.

Aggregate principal amount	US$1,000,000,000.00 (one billion)

Format	144A / Reg S

Trade day	October 17, 2007

Settlement date	October 22, 2007 (T+3)

Maturity	October 20, 2017 (10 years)

Optional redemption	At any time upon the occurrence of specified events relating to applicable tax law or upon the occurrence of a change of control

Interest payment dates	April 20 and October 20, commencing April 20, 2008

Coupon	7.25%, semi-annual in arrears; 30/360 count basis

Clearing	The Depository Trust Company (DTC) / Euroclear / Clearstream

Listing	Luxembourg Stock Exchange (Euro MTF)

The geographic distribution of the offering is as follows: 90% Americas, 9% European and 1% Asia. The majority of buyers of the bonds were Asset Managers, Insurance Companies and Pension Funds. The net proceeds from the sale of the bonds will be used for the repayment of the Company’s short-term indebtedness incurred in connection with the Chaparral Steel acquisition and for the Company’s general corporate purposes.

This notice shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the bonds in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. The bonds will be offered to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended, and to non-U.S. persons in offshore transactions outside the United States in accordance with Regulation S thereunder. The bonds have not been registered under the Securities Act or any state securities laws, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements.

Gerdau S.A., in a consolidated basis, is the leader in the production of long steel products in the Americas and ranks as the 14th largest steelmaking company worldwide. It has approximately 35,000 employees and is present in thirteen countries: Argentina, Brazil, Canada, Chile, Colombia, Dominican Republic, India, Mexico, Peru, Spain, the United States, Uruguay and Venezuela. Gerdau Group has an annual installed capacity of more than 22 million metric tons of steel and is one of the largest recyclers of metal scrap in the Americas. With more than 100 years of history, it has taken a path of international growth in line with the steelmaking consolidation process.

Rio de Janeiro, October 17, 2007.

Osvaldo Burgos Schirmer

Executive Vice President

Director of Investor Relations